LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

August 19, 2008

Tim Buchmiller Senior Attorney US Securities and Exchange Commission Division of Corporation Finance Mail Stop 6010 Washington, DC 20549
Re:	MEMC Electronic Materials, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 8, 2008

File No. 1-13828

Dear Mr. Buchmiller:

This letter sets forth the responses of MEMC Electronic Materials, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated July 31, 2008 and received by MEMC on August 5, 2008, with respect to the above referenced Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis..., page 18

Company Overview, page 11 of 2007 Annual Report

1.

We note that your discussion and analysis repeats much of the information contained in the “Business” section of your annual report on Form 10-K. Please revise your disclosure in your future filings, as applicable, to add an overview that contains a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For instance, we note that the sale of polysilicon and other “intermediate products” accounted for approximately 22% of your net sales in 2007. In future filings, please provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products, including “intermediate products,” and that are affecting your operating results. For further

Tim Buchmiller

August 19, 2008

guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

The Company notes the Staff’s comment in this regard, and confirms that in future filings of the Company’s Form 10-K and Form 10-Q, the Company will provide an Overview in Management’s Discussion and Analysis of Financial Condition and Results of Operations ‘(“MD&A”) to address the Staff’s concerns.

Results of Operations, page 11 of 2007 Annual Report

2.

In future filings, to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, how much of the 25% increase in net sales in 2007 was attributable to volume increases, and how much was attributable to price increases in existing wafer products or “intermediate products” such as polysilicon? Also, please clarify how increased sales and pricing of intermediate products have affected your overall gross margins and describe the known supply and demand trends that affect your business. Include risk factor disclosure as appropriate.

The Company notes the Staff’s comment in this regard, and confirms that in future filings, it will revise the sections of the Company’s MD&A regarding “Results of Operations” to address the Staff’s concerns regarding quantifying the various material components of MEMC’s line item results to provide investors with a better understanding of those results, including, as appropriate, reasons for increases (or decreases) related to increased sales volume or price increases or decreases. The Company will also revise future filings, as appropriate, to clarify the effect of volume and price of intermediate products and their effects on gross margins, as well as the effect of known supply and demand trends affecting MEMC’s business. If warranted, appropriate risk factor disclosure will be made.

3.	Please revise future filings to identify the customer whose common stock you hold a warrant to purchase that was valued at $306.3 million at the end of the fiscal year.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide the disclosure. The Company included the disclosure in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008, by identifying the name of the customer (Suntech Power Holdings).

Item 11. Executive Compensation, page 19

4.

The Compensation Discussion and Analysis in your future filings should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.l of Commission Release No. 33-8732A. In this regard, we note the significant disparity in Mr. Gareeb’s compensation in the form of stock option awards. Please expand your disclosure in future filings to include a more detailed discussion and analysis of how and why the compensation of your highest-paid named

Tim Buchmiller

August 19, 2008

executive officer differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable to the other named executive officers, this should be discussed on an individualized basis. Please also expand the disclosure in your future filings to discuss and analyze how the Compensation Committee determined the amount of options to award your chief executive officer under the employment agreement.

The Company notes the Staff’s comment in this regard, and confirms that in future filings, the Company will revise the “Compensation Discussion and Analysis” section of the Proxy Statement to capture the material differences, if any, with regard to compensation policies or decisions with respect to individual named executive officers, as well as material differences between the highest-paid named executive officer and the other named executive officers, and the Company will discuss the same on an individualized basis as appropriate. The Company had included in its Compensation Discussion and Analysis (“CD&A”) detailed information concerning benchmarking for the new employment agreement with Mr. Gareeb and why the Committee determined to weight Mr. Gareeb’s compensation so heavily in favor of long-term, performance-based compensation in the form of stock options. (See page 16 and 17 of 2008 Proxy Statement.) The Company also discussed in the CD&A how this compared to option and RSU grants of other executives. The Company will expand this disclosure in future filings to provide greater specificity in its discussion and analysis of this issue.

5.

We refer to your disclosure under the captions “Short Term Incentive Awards” and “Long Term Incentive Awards” on pages 14 and 15 of the proxy statement that you have incorporated by reference into your Form 10-K. In future filings, please identify the performance objectives used to award short-term incentive awards and the performance based restricted stock awards to the named executive officers, including your chief executive officer. Similarly, if applicable, explain the basis for the Compensation Committee’s decision to permit the named executive officers to retain performance-based grants of restricted stock units due to the achievement of specific objectives.

For the short term incentive awards (cash incentive awards) discussed on page 14 of MEMC’s Proxy Statement, MEMC disclosed that the performance objectives for the named executive officers (other than the Chief Executive Officer) included operating performance quantitative and qualitative milestones established for each executive. The Company also disclosed that there are quantified metrics for individual and Company performance (such as revenue, gross margin, operating expenses, operating cash flow, market share, quality and on-time deliveries, etc.); and there are milestone-based objectives for those Company initiatives that do not have specific quantified metrics. The Company believes that public disclosure of the actual operating targets for the quantified metrics would cause significant competitive harm to the Company and that disclosure of the actual operating targets for the quantified metrics is not necessary for the protection of investors. Similarly, for the non-quantifiable milestone objectives, the Company believes that public disclosure of these milestone objectives would cause significant competitive harm to the Company and that disclosure of the milestone objectives is not necessary for the protection of investors.

Tim Buchmiller

August 19, 2008

For the Chief Executive Officer, the Company disclosed that Mr. Gareeb’s 2007 short term incentive award was based on the Company’s overall financial performance (including operating income and earnings per share), the Company’s achievement of certain strategic initiatives and objectives (including key account penetration and market share, customer satisfaction, research and development, manufacturing, and quality), Mr. Gareeb’s achievement of certain individual performance objectives (including executive team development and his relationship and effectiveness with the Board of Directors), and the cumulative achievement of those executive officers and management employees reporting to Mr. Gareeb (based on their achievement of the short-term incentive plan milestones). Again, the Company believes that public disclosure of the actual operating and others targets for Mr. Gareeb’s individual initiatives and objectives would cause significant competitive harm to the Company and that disclosure of these initiatives and objectives is not necessary for the protection of investors.

The Compensation Committee’s decision to permit the named executive officers to retain the 2007 grants of performance-based restricted stock units, which the Proxy Statement makes clear was based on pre-established Company earnings targets for 2007, was based on the Compensation Committee’s decision that the Company’s 2007 earnings performance, which greatly exceeded the Company’s historical earnings performance (e.g., diluted EPS for the past five years was $0.53 per share in 2003; $1.02 per share in 2004; $1.10 per share in 2005; $1.61 per share in 2006; and $3.56 per share in 2007), warranted that none of the 2007 grants of performance-based restricted stock units would be forfeited.

6.

It appears that your annual short term incentive awards should have been disclosed, pursuant to Item 402(d)(2)(iii) of Regulation S-K, in your “Grants of Plan Based Awards” table on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table.

The Company included the disclosure of the actual payout amounts for the annual short term incentive awards for each named executive officer in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column because these annual short term incentive award amounts for 2007 were already determined prior to the filing date of the Company’s 2008 Annual Meeting Proxy Statement. The actual payout amounts for the annual short term incentive awards for each named executive officer were reported currently on Form 8-Ks at the time of payout and were disclosed in the Summary Compensation Table of the 2008 Proxy Statement. In addition, disclosure of these payouts was included in the CD&A of that proxy statement. The Company will provide this disclosure in the “Grants of Plan Based Awards” table in future filings, as applicable.

Tim Buchmiller

August 19, 2008

Form 10-Q for period ended March 31, 2008

Item 1. Financial Statements, page 2

Note 2. Adoption of New Accounting Pronouncements, page 6

7.

We note that approximately 67% of your available for sale securities were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices.

Level 2 inputs are significant inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include the following:

1.	Quoted prices for similar assets in active markets.
2.

Quoted prices for identical or similar assets in markets that are not active including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, (for example, some brokered markets), or in which little information is released publicly (for example, a principal to principal market).

3.

Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

The Company has engaged an investment advisor to provide valuations for assets on an individual basis. The investment advisor in turn performs its valuation based on observable trading data it has access to or engages a third party pricing service that specializes in valuing such securities. Such data includes actual traded prices for recent transactions for identical assets in inactive markets and actual traded prices for similar assets in active markets. In addition, Level 2 inputs include bid and ask prices obtained from brokers and other sources. The investment advisor prepares the valuations using the various inputs noted above and provides its recommended fair value to the Company. While the investment advisor also provides its recommended level classification, the determination of levels is made by the Company based on its understanding of the inputs.

The Company performs various activities to corroborate the valuations and classifications of its assets measured at fair value. For example, routine telephone calls are held with the investment advisor, including valuation specialists if necessary, to understand the investment advisor’s methodology and approach to valuing the securities including the inputs and assumptions used. In addition, to the extent inputs are observable, the Company selects a number of securities each quarter and verifies

Tim Buchmiller

August 19, 2008

pertinent data via other external sources, including the use of financial websites and resources such as Bloomberg and the Financial Industry Regulatory Authority (FINRA). Data that is verified includes credit ratings, default/financial status, effective yields and trade activity (frequency, dates and prices) among others.

The Company provided expanded disclosure in this regard in its Form 10-Q for the quarter ended June 30, 2008 filed on August 7, 2008 (see Note 2).

8.

In this regard, we note that approximately 24% of your available for sale securities were measured using level 3 inputs. We also note your disclosure that “unobservable inputs are inputs that reflect MEMC’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.” Please tell us and revise future filings to discuss the significant assumptions utilized by management in determining the fair value of investments with level 3 inputs, as well as the valuation techniques used. In addition, tell us how you how you obtained these inputs, what these amounts represent, and how you determine they were appropriate.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide expanded disclosure. The Company included additional disclosure as described below in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008.

Specifically, the Company has expanded disclosure of significant assumptions utilized by management in determining the fair value of investments with Level 3 inputs, as well as the valuation techniques used. Note 2 to the financial statements included in the Form 10-Q for the quarter ended June 30, 2008 states:

“Valuations of our Level 3 available for sale investments were performed using a discounted cash flow model which involved making assumptions about expected future cash flows based on estimates of current market interest rates. Our models include estimates of market data including yields or spreads of trading instruments that are believed to be similar or comparable, when available; and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets. Transfers in, net, since December 31, 2007, include $64.0 million of auction rate securities that have become inactive due to unsuccessful auctions and investments in debt instruments that no longer have observable market inputs and accordingly, whose fair values are now determined using a discounted cash flow model.”

See also the response to Comment 7, above, concerning how the Company obtains input information related to its investments and how the Company determines the appropriateness of the inputs.

Tim Buchmiller

August 19, 2008

9.

We also note your discussion that “valuations of your available for sale investments involved making assumptions about future cash flows based on interest rate formulas” and you “used estimates of observable market data including yields or spreads of trading instruments....” Please tell us which level input you are referring to in your discussion and revise your discussion in future filings to specifically address your valuations related to your level 1, 2 and 3 inputs separately to enhance the understanding of the investor. Please also tell us about the significant assumptions that you made, explain the interest rate formulas you refer to and tell us about the estimates of observable market data. Please also revise your Critical Accounting Policies in future filings to discuss significant assumptions and estimates made by management in determining fair value.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide the disclosure. The Company included the disclosure in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008. The Company has revised the disclosure to specify the levels to which the valuations relate and has also revised its disclosures to improve the description of the assumptions used in valuing the investments using Level 3 inputs. Specifically, the assumptions used by the Company include estimates of market data including yields or spreads of trading instruments that are believed to be similar or comparable, when available; and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.

In addition, the Company revised its disclosures replacing the term “interest rate formulas” with an expanded discussion of discounted cash flows and the related use of relevant interest rates. Specifically, the Company now states, “Valuations of our Level 3 available for sale investments were performed using a discounted cash flow model which involved making assumptions about expected future cash flows based on estimates of current market interest rates.”

The Company also revised the Critical Accounting Estimates section of the Form 10-Q for the period ended June 30, 2008 to describe in more detail the significant assumptions and estimates made by management in determining fair value. The Critical Accounting Estimates section now states:

“Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Tim Buchmiller

August 19, 2008

Valuations of our Level 3 available for sale investments are performed using a discounted cash flow model, which involves making assumptions about expected future cash flows based on estimates of current market interest rates. Our models include estimates of market data including yields or spreads of trading instruments that are believed to be similar or comparable, when available; and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.”

Item. 2. Management’s Discussion and Analysis, page 13

Liquidity and Capital Resources, page 15

10.

We note that you hold approximately $280 million in auction rate securities, asset backed securities and mortgage-backed securities at December 31, 2007. We also note that you reclassified some of these securities as long-term investments since the time to reach the original carrying value was assumed to be greater than 12 months. Please tell us how you determined the fair value of these securities. Also, explain why some, but not all of the securities were transferred to non-current assets and your ability to sell the current securities within the next twelve months. Please clarify whether you have the intent and the ability to hold these securities until maturity. Refer to SFAS 115, FSP FAS 115-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide the disclosure. The Company included the disclosure in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008. The fair values of the auction rate securities (ARS), asset-backed securities and mortgage-backed securities were determined as noted in the responses to Comments 7 and 8 above. Of the $368.6 million of auction rate securities, asset-backed securities and mortgage-backed securities the Company maintained at March 31, 2008, it continued to classify $249.6 million as current assets based on the Company’s intent and ability to liquidate the securities based on information available as of the balance sheet date (including that a significant portion of the securities have maturity dates or expected redemption dates in the next twelve months). In forming its conclusion, management considered the accounting guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, FSP 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, SAB Topic 5M Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities and ARB 43, Chapter 3 Working Capital, Section A – Current Assets and Liabilities. Per ARB 43, “...the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business” and includes marketable securities. The Company believes that based on this definition, and the Company’s intent and ability

Tim Buchmiller

August 19, 2008

to liquidate in the next twelve months, the classification of $249.6 million of auction rate securities, asset-backed securities and mortgage-backed securities as current assets is appropriate.

Prior to the recent liquidity issues in the global credit markets, there were active markets for the Company’s investments in asset backed securities held in a strategic cash fund, as well as the Company’s investments in auction rate securities. The Company routinely invested and divested such securities to maximize its short-term investment income. For those investments classified as short-term, the Company has the intent and believes it has the ability to liquidate the investments within 12 months of the period end date. Those auction rate securities investments that have experienced successful auctions confirm the ability of the Company to liquidate within 12 months of the period end date and accordingly, continue to be classified as current. The Company is also seeing other changes in the economy and capital markets, including redemptions of auction rate securities by brokers and issuers, and the Company currently expects this to continue.

While the Company has the intent to liquidate all of its investments within 12 months of the balance sheet date, the current decline in liquidity in the credit markets provides some doubt as to the ability of the Company to liquidate certain of its investments within 12 months of the balance sheet date. As a result, for auction rate securities that have failed in multiple auctions as of the period end date, and due to the uncertainty as to when the credit markets will return to a normal liquid state, the Company has concluded that there is substantial doubt as to liquidating these failed auction rate securities investments within 12 months from the period end date, and accordingly, the Company has classified all such failed auction rate securities as non-current. Given the Company’s current substantial cash position and positive cash flow, the Company believes it has the ability, if necessary, to hold these securities until maturity.

Regarding certain investments in corporate bonds and asset and mortgage backed notes, the Company has classified as non-current those investments which it believes will take longer than a 12 month period to return to the amortized cost basis and that do not have maturity dates or expected redemption dates prior to the next 12 months. As of March 31, 2008, the Company used a quantitative threshold to measure the amounts considered non-current and reclassified to non-current all securities whose fair value was less than 97% of the amortized cost and were not expected to mature or be redeemed within the next 12 months. Ninety-seven percent was chosen as an acceptable benchmark given estimated discounts for illiquidity and similar discounts for the Company’s auction rate securities that have failed. During the quarter ended June 30, 2008, the Company noted that the overall fair value of its investments in corporate bonds and asset and mortgage-backed notes actually increased from March 31, 2008.

Tim Buchmiller

August 19, 2008

11.

We note from footnote 6 to your financial statements that a significant portion of your marketable securities were held in asset-backed securities, mortgage-backed securities and auction rate securities. In your future filings, as applicable, please quantify the amounts held in mortgage-backed and asset-backed securities, and clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with a clearer understanding of your balance sheet items. For example, as appropriate, identify the nature of the asset-backed, mortgage backed and auction-rate securities that you hold, disclose the credit ratings of those securities, discuss the factors that may affect the value or liquidity of those securities and disclose how the interest rates on those investments are determined. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide the disclosure. The Company included the disclosure in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008, by quantifying the amounts held in mortgage-backed and asset-backed securities (see table in footnote 6 to the financial statements and additional discussion in Liquidity and Capital Resources). In addition, the Company has expanded its disclosures to identify the nature of the asset-backed, mortgage-backed and auction rate securities it holds. Specifically, the Company described such securities in the Liquidity and Capital Resources section to include the following disclosure: “The ARS are comprised of interest bearing state sponsored student loan revenue bonds and municipal bonds with varying maturity periods and typically provides short-term liquidity via an auction process that also resets the applicable interest rate at predetermined calendar intervals (typically every 7, 28 or 35 days). The student loan revenue bonds are collateralized and serviced by underlying student loans and the municipal bonds are serviced through revenue generated by the issuing municipal entity” and with respect to asset and mortgage-backed notes, the disclosure now states that “[t]he asset backed securities are collateralized by various types of assets including auto, consumer, home equity, student loan and credit card loans. The collateralized mortgage obligations are collateralized primarily by residential mortgages. Many of these issuances have varying tranches and subordinations. Our investments are typically in investment grade and more senior, higher priority tranches.”

In addition, the Company quantified the amount of securities by type of security for each major category of credit ratings for the underlying investments. Please see the table added to the Liquidity and Capital Resources section of the Form 10-Q for the quarter ended June 30, 2008.

The additional discussion in the Liquidity and Capital Resources section includes expanded disclosures noting that the fair value of the investments may be affected by various assumptions including “the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.”

Tim Buchmiller

August 19, 2008

Regarding interest rates, additional disclosure was made describing that a majority of the Company’s investments in its strategic investment portfolio are based on floating rates based on a range of spreads to the one- and three-month LIBOR rate. Regarding auction rate securities, the Company has continued its disclosure that such investments have interest rates that reset during various specified short-term intervals, thereby maintaining a floating rate. Due to the floating rate nature of a majority of the Company’s investments, the Company believes that short-term changes in interest rates will not have a material impact on the fair value of the Company’s investments, because such floating interest rates already reflect current market conditions.

Due to the nature of its investments (primarily floating rates, investment grade and higher priority positions), the Company believes it has met the disclosure requirements required by Item 305 of Regulation S-K in the Form 10-Q for the period ended March 31, 2008, and that coupled with the additional disclosures in the footnotes to the financial statements and Liquidity and Capital Resources section of the Form 10-Q for the period ended June 30, 2008, that no additional disclosures are necessary in the Market Risks section.

12.

In your future filings, as applicable, revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions you make in valuing the asset-backed, mortgage-backed and auction rate securities that you hold. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

The Company notes the Staff’s comment in this regard, and confirms that in future filings it will provide the disclosure. The Company included disclosure in its Form 10-Q for the quarter ended June 30, 2008, filed by the Company on August 7, 2008, to discuss the material accounting estimates and assumptions made in valuing the asset-backed, mortgage-backed and auction rate securities held by the Company as described in the responses to Comments 7 through 11 above.

* * * * *

On behalf of the Company, we confirm that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tim Buchmiller

August 19, 2008

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/dlk